EXHIBIT 99.2


[Telemig Celular Logo]                                           [GSM Edge Logo]

Ricardo Perpetuo                                      [Bovespa Logo] [NYSE Logo]
Chief Financial Officer and
Head of Investor Relations
Ricardo.perpetuo@telemigcelular.com.br
Phone: 55 61 429-5600

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
Phone: 55 61 429-5673



                       TELEMIG CELULAR PARTICIPACOES S.A.
                       REPORTS FIRST QUARTER 2005 RESULTS


-        EBITDA of R$97.2 million or 40.1% of net service revenues
-        Client base reached 2.9 million in the quarter



Brasilia, May 10, 2005 - Telemig Celular Participacoes S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of wireless telecommunications services in the State of Minas Gerais, today announced its first quarter 2005 results. The Company registered 80,372 new customers for the quarter, increasing its client base to 2,857,654. EBITDA reached R$97.2 million in the 1Q05, representing 40.1% of net service revenues.

Operating Highlights:

Net additions of 80,372 customers in the 1Q05
--------------------------------------------------------------------------------

The Company's customer base reached 2,857,654 during the first quarter of 2005, representing a 19% increase when compared to the same quarter of the previous year. For the quarter, net additions amounted to 80,372. Year-over-year, net additions reached to 447,251.

In the 1Q05, prepaid net additions were 74,040, bringing the total prepaid base to 2,094,512 or 73% of the total base. The postpaid base increased by 6,332 subscribers, ending the quarter with 763,142 subscribers or 27% of the total base.


                               CLIENT BASE (000s)

                         1Q04    2Q04    3Q04    4Q04    1Q05

        Prepaid         1,698   1,786   1,864   2,020   2,095
        Postpaid          712     734     732     757     763
        Total           2,410   2,519   2,596   2,777   2,858



--------------------------------------------------------------------------------
                           First Quarter 2005 Results
--------------------------------------------------------------------------------
                                                www.telemigholding.com.br - 1/12

[Telemig Celular Logo]                                           [GSM Edge Logo]


Churn rate
--------------------------------------------------------------------------------

For the first quarter of the year, the blended annualized churn rate increased to 33% from the 30% registered in the 4Q04 reflecting in higher churn rates in both segments. When compared to the previous quarter, the annualized prepaid churn rate increased to 37% from 33%. For the postpaid segment, which accounts for most of the revenues generated, churn rates increased to 24% when compared to the 22% registered in the previous quarter. Despite the increasingly competitive environment, this was the eighth consecutive quarter with a postpaid churn rate below 25%.

                             CHURN RATE (annualized)

                         1Q04    2Q04    3Q04    4Q04    1Q05

        Postpaid          22%     23%     21%     22%     24%
        Prepaid           30%     34%     39%     33%     37%
        Blended           27%     31%     34%     30%     33%



Operating revenues
--------------------------------------------------------------------------------

Net service revenues totaled R$242.5 million for the quarter, a decrease of R$15.1 million or 5.9% over the previous quarter, due to a decrease of 8.9% in total traffic associated with seasonality (7.4% decrease in outgoing traffic and 10.2% decrease in incoming traffic).

Net equipment revenues for the quarter totaled R$20.3 million, a decrease of 28.5% when compared to the R$28.4 million registered in the 4Q04. This decrease was already expected due to weaker sales associated with seasonal factors during the first quarter.

As a result, total net revenues were R$262.8 million for the quarter, 8.1% lower when compared with the previous quarter.

Data revenues represented 6.0% of net services revenues for the quarter.

For the first quarter of the year, handset subsidies for client acquisitions were R$9.0 million or R$28.5 per gross addition, lower than the R$31.8 per gross addition registered in the previous quarter.

Operating costs and expenses
--------------------------------------------------------------------------------

Cost of services for the first quarter of 2005 totaled R$67.2 million, 3.9% higher when compared to the previous quarter. The increase is related to higher costs related to the new GSM/EDGE cell sites, to leased lines and to the increase of Fistel maintenance taxes due to higher client base.

Selling and marketing expenses for the quarter totaled R$53.6 million, down 4.4% quarter-over-quarter due to lower gross additions in the period as a result of seasonal factors.

Customer acquisition cost for the first quarter of 2005 increased to R$145 from the R$97 reported in the same quarter of the previous year. This can be primarily attributed to higher discounts on sales campaigns during the quarter due to the competitive environment.



--------------------------------------------------------------------------------
                           First Quarter 2005 Results
--------------------------------------------------------------------------------
                                                www.telemigholding.com.br - 2/12

[Telemig Celular Logo]                                           [GSM Edge Logo]


Retention costs, as a percentage of net service revenues, increased to 12.6% in the 1Q05 when compared to the 6.9% registered in the last quarter of 2004. This difference is related to higher client retention efforts.

G&A decreased to 4.5% of net service revenues (R$11.0 million) when compared to the 6.4% reported for previous quarter (R$16.5 million).

Bad debt as a percentage of net service revenues increased to 1.9% when compared to the 1.1% reported in the previous quarter. When calculated against total net revenues, bad debt reached 1.7% during the 1Q05 compared to the 1.0% reported in the 4Q04. Despite this recent increase, bad debt remains at low levels and fully under control.

                                    Bad Debt

                                1Q04    2Q04    3Q04    4Q04    1Q05

  % of net service revenues     2.3%    2.1%    2.0%    1.1%    1.9%
  % of total net revenues       2.2%    1.9%    1.9%    1.0%    1.7%


Average revenue per user (ARPU)
--------------------------------------------------------------------------------

Postpaid MOU (minutes of use) for the 1Q05 totaled 187, representing a 10.7% decrease when compared to the 209 registered in the previous quarter. As a result, postpaid ARPU (average revenue per user) decreased by 12.5% reaching R$64.4 for the 1Q05 compared to the R$73.6 registered in the 4Q04. The decrease in traffic usage and, consequently, in ARPUs, is associated with seasonality.

For the first quarter of the year, prepaid MOU reached 33, representing a 17.2% decrease when compared to the 40 reported in the previous quarter. As a result, prepaid ARPU decreased by 11.3% reaching R$12.6 in the 1Q05 compared to the R$14.2 reported in the 4Q04.

As a result, blended ARPU for the 1Q05 decreased to R$26.6 compared to the R$30.8 registered in the 4Q04.

It should be noted that differently from previous years, the Company has not increased its interconnection tariff during the first quarter. Such increase has been extremely positive for all wireless companies in Brazil since it partially compensates the decrease in ARPUs related to seasonality in the first quarters of every year.



--------------------------------------------------------------------------------
                           First Quarter 2005 Results
--------------------------------------------------------------------------------
                                                www.telemigholding.com.br - 3/12

[Telemig Celular Logo]                                           [GSM Edge Logo]


                                    ARPU (R$)

                                1Q04(1) 2Q04(1) 3Q04(2) 4Q04    1Q05

Postpaid                        82.8    82.8    75.4    73.6    64.4
Prepaid                         16.7    16.2    14.3    14.2    12.6
Blended                         36.5    35.8    31.8    30.8    26.6
Blended Pro-forma (3)           34.1    33.4    31.0


1 - Operating under SMC rules.
2 - SMP was implemented as of August 2004.
3 - Estimates considering SMP rules.

Market share estimated at 46% in the quarter
--------------------------------------------------------------------------------

Market share was estimated at 46% compared to the 48% registered in the previous quarter. Gross sales share for the 1Q05 remained stable when compared to the previous quarter reaching an estimated 37%.


EBITDA margin of 40.1% of net service revenues for the quarter
--------------------------------------------------------------------------------

EBITDA and EBITDA margin (excluding handsets revenues) for the first quarter of 2005 reached R$97.2 million and 40.1%, respectively, compared to the R$105.5 million and 41.0% registered in the previous quarter.

                              EBITDA (R$ millions)

                                 1Q04    2Q04    3Q04    4Q04    1Q05

        EBITDA                  134.9   124.9   113.6   105.5    97.2
        EBITDA Margin            50.0%   45.0%   44.5%   41.0%   40.1%



Depreciation and amortization
--------------------------------------------------------------------------------

For the 1Q05, depreciation and amortization expenses reached R$59.9 million, in line with the same quarter in the previous year.



--------------------------------------------------------------------------------
                           First Quarter 2005 Results
--------------------------------------------------------------------------------
                                                www.telemigholding.com.br - 4/12

[Telemig Celular Logo]                                           [GSM Edge Logo]


Net financial income of R$18.9 million
--------------------------------------------------------------------------------

                                                           R$ millions
--------------------------------------------------------------------------------
                                                   4Q04                   1Q05
--------------------------------------------------------------------------------
Interest Expense (a)                              (35.8)                 (18.5)
--------------------------------------------------------------------------------
Interest Income (b)                                39.3                   39.3
--------------------------------------------------------------------------------
Foreign Exchange Gain (Loss) (c)                   32.6                   (1.9)
                                                  ------                -------
--------------------------------------------------------------------------------
Net Financial Income (Expense)                     36.1                   18.9
--------------------------------------------------------------------------------
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.


             DETAILED FINANCIAL EXPENSE INFORMATION (NET OF TAXES*)

                                                              R$ millions
-------------------------------------------------------------------------------
                                                           4Q04      Q05
-------------------------------------------------------------------------------
Expense related to debt denominated in foreign currency      22.5     (11.3)
-------------------------------------------------------------------------------
Gain (loss) on hedging operations                           (20.0)    (3.1)
                                                           --------   -------
-------------------------------------------------------------------------------
Sub-total                                                     2.5     (14.4)
-------------------------------------------------------------------------------
Expense related to debt denominated in Reais                 (2.4)    (1.9)
                                                           --------   -------
-------------------------------------------------------------------------------
Financial expense (debt related)                              0.1     (16.3)
-------------------------------------------------------------------------------
Net financial expense (not related to debt)**                 0.5     (1.6)
                                                           --------   -------
-------------------------------------------------------------------------------
Sub-total                                                     0.5     (17.9)
-------------------------------------------------------------------------------
Interest income - cash investing activities                  35.6      36.8
                                                           --------   -------
-------------------------------------------------------------------------------
Net Financial Income (Expense)                               36.1      18.9
-------------------------------------------------------------------------------
* Net of PIS/COFINS on interest income.
** Net financial expense not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF


Net income of R$32.8 million for the quarter
--------------------------------------------------------------------------------

Net income for the 1Q05 totaled R$32.8 million, or R$1.873 per ADS (R$0.094 per thousand shares). When compared to the 4Q04, net income increased by 4% or R$1.3 million.


Total debt of R$463.1 million for the quarter
--------------------------------------------------------------------------------

Total debt was R$463.1 million, 91% of which was denominated in foreign currencies (87% denominated in U.S. Dollars and 4% denominated in a currency basket index from BNDES). Of the total debt denominated in foreign currencies, 36% was hedged by year-end.


Negative net debt of R$460.4 million
--------------------------------------------------------------------------------

As of March 31, 2005, the Company's indebtedness was offset by cash and cash equivalents (R$920.3 million) and by accounts receivable from hedging operations (R$3.2 million), resulting in a negative net debt of R$460.4 million.



--------------------------------------------------------------------------------
                           First Quarter 2005 Results
--------------------------------------------------------------------------------
                                                www.telemigholding.com.br - 5/12

[Telemig Celular Logo]                                           [GSM Edge Logo]


                                    NET DEBT

        1Q04            2Q04            3Q04            4Q04            1Q05

        (273)           (312)           (388)           (488)           (460)


Investments totaled R$16.1 million for the quarter
--------------------------------------------------------------------------------

During the first quarter of 2005, Telemig Celular's capital expenditures were R$16.1 million. The breakdown of such investments was as follows:

                                 CAPEX breakdown

CAPEX (R$ millions)      1Q04        2Q04        3Q04        4Q04         1Q05
-------------------------------------------------------------------------------
Network                  16.2         8.9        57.9       151.7          7.5
-------------------------------------------------------------------------------
IS/IT                     6.6         5.7         5.3        10.9          5.8
-------------------------------------------------------------------------------
Others                    0.4         3.0         9.3        25.2          2.8
-------------------------------------------------------------------------------
T O T A L                23.2        17.6        72.5       187.8         16.1


Debt payment schedule
--------------------------------------------------------------------------------

          Year                 R$ millions            % denominated in
                                                      foreign currency
---------------------------------------------------------------------------
2005                                     194.0                      77.9%
---------------------------------------------------------------------------
2006                                      55.7                     100.0%
---------------------------------------------------------------------------
2007                                       0.1                     100.0%
---------------------------------------------------------------------------
2008                                         -                          -
---------------------------------------------------------------------------
2009 and beyond                          213.3                     100.0%
---------------------------------------------------------------------------


Free cash flow
--------------------------------------------------------------------------------

Free cash flow for the quarter was negative R$8.1 million when compared to the positive cash flow of R$116.7 million registered in the previous quarter.

Strong financial ratios
--------------------------------------------------------------------------------

      Ratios                   1Q04       2Q04      3Q04       4Q04      1Q05
-------------------------------------------------------------------------------
Net Debt/EBITDA (1)           (0.53)     (0.60)    (0.76)     (1.02)    (1.04)
-------------------------------------------------------------------------------
Net Debt/Total Assets          (14%)      (16%)     (20%)      (23%)     (22%)
-------------------------------------------------------------------------------
Interest Coverage Ratio (1)     10.2       12.0      10.3       10.8       9.6
-------------------------------------------------------------------------------
Current Liquidity Ratio          2.9        3.2       3.1        2.0       2.3
-------------------------------------------------------------------------------
(1) Last twelve months.
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                           First Quarter 2005 Results
--------------------------------------------------------------------------------
                                                www.telemigholding.com.br - 6/12

[Telemig Celular Logo]                                           [GSM Edge Logo]


Outlook
--------------------------------------------------------------------------------

Telemig Celular expects mobile penetration, within the Company's area, to increase from the current level of 36% to 45%-48% by year end. For the second quarter of 2005, Telemig Celular expects to maintain gross sales share at the 35%-40% range. Net additions are expected to primarily come from prepaid subscribers. ARPUs for both postpaid and prepaid subscribers are expected to remain fairly stable. Bad debt, as a percentage of net service revenues, is expected to be in the 2.0% to 2.5% range for the 2Q05. Total capital expenditures for the year are expected to reach approximately R$350-400 million, including the start-up in the Triangulo Mineiro Region.



                               *******************


For additional information please contact:

                       Telemig Celular Participacoes S.A.
                          Investor Relations Department
      Ricardo Perpetuo / Leonardo Dias / Renata Pantoja / Fernanda Ribeiro
                     Phones: (55 61) 429-5600/5673/5616/5617
                              Fax: (55 61) 429-5626
                           E-mail: ri@telepart.com.br



                                   NEXT EVENTS
        --------------------------------------------------------------
        Conference Call
        --------------------------------------------------------------
        Phone: 1 (973) 409-9258
        --------------------------------------------------------------
        Date: May 11, 2005
        --------------------------------------------------------------
        Time: 11:00 a.m. (EDT) / 12:00 p.m. (Brasilia)
        --------------------------------------------------------------
        APIMEC MG
        --------------------------------------------------------------
        Venue: Telemig Celular
        --------------------------------------------------------------
        Date: May 11, 2005
        --------------------------------------------------------------
        Time: 06:00 p.m.
        --------------------------------------------------------------
        APIMEC SP
        --------------------------------------------------------------
        Venue: Hotel Intercontinental
        --------------------------------------------------------------
        Date: May 12, 2005
        --------------------------------------------------------------
        Time: 04:00 p.m.
        --------------------------------------------------------------



This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.



--------------------------------------------------------------------------------
                           First Quarter 2005 Results
--------------------------------------------------------------------------------
                                                www.telemigholding.com.br - 7/12

[Telemig Celular Logo]                                           [GSM Edge Logo]


                                                          OPERATIONAL DATA

------------------------------------------------------------------------------------------------------------------------------------
                                                             2004                                          2005            Var.%
                                  ------------------------------------------------------------------------------------
                                  1st Quarter   2nd Quarter    3rd Quarter    4th Quarter      YTD      1st Quarter     (1Q05/4Q04)
------------------------------------------------------------------------------------------------------------------------------------
Licensed Pops (in millions)             16.8          16.8           16.8           17.0         17.0         17.0           0.0%
------------------------------------------------------------------------------------------------------------------------------------
Clients                            2,410,403     2,519,139      2,595,567      2,777,282    2,777,282    2,857,654           2.9%
    Postpaid                         712,257       733,537        731,985        756,810      756,810      763,142           0.8%
    Prepaid                        1,698,146     1,785,602      1,863,582      2,020,472    2,020,472    2,094,512           3.7%
------------------------------------------------------------------------------------------------------------------------------------
MOU Incoming                                                                                                                 0.0%
    Postpaid                              59            58             68             79           66           70         -12.1%
    Prepaid                               29            28             28             31           29           26         -17.6%
MOU Outgoing                                                                                                                 0.0%
    Postpaid                             133           141            135            130          135          117          -9.8%
    Prepaid                                9             9              9              9            9            8          15.8%
------------------------------------------------------------------------------------------------------------------------------------
Total Outgoing Traffic
    (Million of Minutes)               329.0         352.9          345.6          338.7       1366.1        313.6          -7.4%
Total Incoming Traffic
    (Million of Minutes)               272.0         273.7          303.1          354.3       1203.1        318.1         -10.2%
------------------------------------------------------------------------------------------------------------------------------------
Average Revenue per User
    - ARPU (R$)                         36.4          35.8           31.8           30.8         33.6         26.5         -13.7%
    Postpaid                            82.8          82.8           75.4           73.6         78.6         64.4         -12.5%
    Prepaid                             16.6          16.2           14.3           14.2         15.3         12.6         -11.3%
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues (R$ millions)                                                                                               0.0%
    Monthly Fee                       61,028        60,063         58,920         54,614      234,625       53,904          -1.3%
    Outgoing Traffic                  88,248        91,734         78,070         79,666      337,718       75,185          -5.6%
    Incoming Traffic                 104,524       108,421         98,888        102,092      413,926       90,503         -11.4%
    Other                             16,227        17,445         19,317         21,151       74,140       22,863           8.1%
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL                            270,028       277,663        255,195        257,523    1,060,409      242,455          -5.9%
------------------------------------------------------------------------------------------------------------------------------------
Data Revenues
    (% of net serv. revenues)            4.2%          4.4%           5.2%           4.8%         4.7%         6.0%        1.2 p.p.
------------------------------------------------------------------------------------------------------------------------------------
Cost of Services (R$ millions)                                                                                               0.0%
    Leased lines                       8,411         8,122          6,856         10,037       33,426       11,870          18.3%
    Interconnection                   40,462        48,146         30,728         20,222      139,559       19,647          -2.8%
    Rent and network maintenance       9,550        10,395         10,581         11,886       42,413       12,752           7.3%
    FISTEL and other taxes            12,387        13,005         11,867         14,625       51,884       13,354          -8.7%
    Other                              6,831         3,065          7,308          7,900       25,105        9,548          20.9%
------------------------------------------------------------------------------------------------------------------------------------
    TOTAL                             77,641        82,732         67,341         64,671      292,387       67,171           3.9%
------------------------------------------------------------------------------------------------------------------------------------
Churn - Annualized Rate                 27.4%         31.1%          34.1%          30.2%        30.8%        33.4%        3.2 p.p.
    Postpaid                            21.9%         23.2%          21.4%          21.9%        22.1%        23.5%        1.6 p.p.
    Prepaid                             29.7%         34.4%          39.1%          33.5%        34.3%        37.0%        3.5 p.p.
------------------------------------------------------------------------------------------------------------------------------------
Cost of Acquisition (R$)                  97           113            121            132          118          145           9.8%
Rentention Costs
    (% of net serv. revenues)            7.6%          9.3%          11.0%           6.9%         8.7%        12.6%        5.6 p.p.
CAPEX (R$ millions)                     23.2          17.6           72.5          187.9        301.1         16.1         -91.4%
------------------------------------------------------------------------------------------------------------------------------------
Number of locations served               373           373            384            401          401          463          15.5%
Number of cell sites                     743           745            741           1320         1320         1388           5.2%
Number of switches                        13            13             13             13           13           14           7.7%
------------------------------------------------------------------------------------------------------------------------------------
Headcount                              1,919         1,928          1,976          2,126        2,126        2,129           0.1%
Estimated Market Share                    56%           53%            51%            48%          48%          46%       -2.0 p.p.
------------------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                           First Quarter 2005 Results
--------------------------------------------------------------------------------
                                                www.telemigholding.com.br - 8/12

[Telemig Celular Logo]                                           [GSM Edge Logo]


                                                 INCOME STATEMENT (BR GAAP)

                                                                                                                         (in R$ 000)
------------------------------------------------------------------------------------------------------------------------------------
                                                             2004                                           2005            Var.%
                                  ------------------------------------------------------------------------------------
                                  1st Quarter   2nd Quarter    3rd Quarter    4th Quarter      YTD       1st Quarter     (1Q05/4Q04)
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues - GROSS            355,606       369,648        347,224        347,909     1,420,387      335,713          -3.5%
Equipment Revenues - GROSS           24,447        35,739         26,520         37,187       123,893       27,999         -24.7%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - GROSS              380,053       405,387        373,744        385,095     1,544,280      363,712          -5.6%
Taxes                               (91,094)     (100,543)       (99,461)       (99,172)     (390,270)    (100,958)          1.8%

Service Revenues - NET              270,029       277,662        255,193        257,523     1,060,407      242,455          -5.9%
Equipment Revenues - NET             18,930        27,182         19,090         28,401        93,603       20,300         -28.5%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET                288,959       304,844        274,283        285,924     1,154,010      262,755          -8.1%
------------------------------------------------------------------------------------------------------------------------------------
Cost of Services                     77,641        82,733         67,341         64,671       292,386       67,176           3.9%
Cost of Equipment                    21,895        36,384         24,825         40,462       123,566       29,254         -27.7%
Selling & Marketing Expenses         33,081        39,637         45,536         56,016       174,270       53,569          -4.4%
Bad Debt Expense                      6,231         5,911          5,192          2,819        20,153        4,556          61.6%
General & Administrative
   Expenses                          15,183        15,292         17,822         16,487        64,784       10,977         -33.4%
------------------------------------------------------------------------------------------------------------------------------------
EBITDA                              134,928       124,887        113,567        105,469       478,851       97,223          -7.8%
  %                                    50.0%         45.0%          44.5%          41.0%         45.2%        40.1%        -0.9 p.p.
------------------------------------------------------------------------------------------------------------------------------------
Depreciation & Amortization          60,695        59,204         57,797         92,563       270,259       59,873         -35.3%
Interest Expense(1)                  23,443        22,179         27,313         35,828       108,763       18,460         -48.5%
Interest Income                     (35,563)      (56,550)       (18,872)       (39,329)     (150,314)     (39,318)          0.0%
Foreign Exchange Loss                (8,264)       37,486        (46,465)       (32,616)      (33,331)       1,901        -105.8%
Others                                3,510         4,480          6,204          5,927        20,121        4,428         -25.3%
Income Taxes                         32,385        10,931         21,303          5,685        70,304       13,391         135.6%
Minority Interests                    9,459         7,444         10,603          5,897        33,403        5,709          -3.2%
------------------------------------------------------------------------------------------------------------------------------------
Net Income                           32,735        39,713         55,684         31,514       159,646       32,779           4.0%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Number of shares (thousand)     346,751,938   350,072,111    350,072,111    350,072,111   350,072,111  350,072,111           0.0%
Earnings per thousands
   shares (R$)                        0.094         0.113          0.159          0.090         0.456        0.094           4.0%
Earnings per ADS (R$)                 1.888         2.269          3.181          1.800         9.121        1.873           4.0%
------------------------------------------------------------------------------------------------------------------------------------
(1) Interest paid: 1Q04 - R$7,375 thousand; 2Q04 - R$13,854 thousand; 3Q04 - R$12,339 thousand; 4Q04 - R$11,555 thousand; and, 1Q05
R$13,068 thousand.


--------------------------------------------------------------------------------
                           First Quarter 2005 Results
--------------------------------------------------------------------------------
                                                www.telemigholding.com.br - 9/12

[Telemig Celular Logo]                                           [GSM Edge Logo]


                                             BALANCE SHEET (BR GAAP)

                                                                                                                         (in R$ 000)
------------------------------------------------------------------------------------------------------------------------------------
                                 1Q05            4Q04                                         1Q05           4Q04
------------------------------------------------------------------------------------------------------------------------------------
Current Assets                                                  Current Liabilities
Cash & cash equivalents         920,287         960,547         Loans & Financing            195,946        214,854
Accounts Receivable             176,064         198,354         Loan Interest                  9,566         11,506
Taxes Receivable                 93,944          92,851         Suppliers                    222,944        300,724
Other Assets                     96,311          57,684         Taxes Payable                 24,142         27,076
                            ----------------------------
                              1,286,606       1,309,436         Dividends                     58,909         58,502
                                                                Other Current Liabilities     59,017         54,621
                                                                                            -----------------------
                                                                                             570,524        667,283
Long-term Assets                217,727         213,611
                                                                Loans & Financing            267,196        267,946
Deferred Assets                   1,214              --
                                                                Other Long-term Liabilities   69,894         66,790
Plant & Equipment
Cost                          1,745,053       1,729,122         Minority Interest            137,407        131,698
Accumulated Depreciation     (1,180,190)     (1,125,843)
                            ----------------------------
                                564,863         603,279         Shareholders' Equity       1,025,389        992,610

------------------------------------------------------------------------------------------------------------------------------------
                              2,070,410       2,126,326                                    2,070,410      2,126,326
------------------------------------------------------------------------------------------------------------------------------------



                             DEBT POSITION (BR GAAP)



                                                                   (R$ 000)
--------------------------------------------------------------------------------
                                                   1Q05
                        --------------------------------------------------------
    Debt                   R$             US$       Currency        Total
                                                  Basket Index
--------------------------------------------------------------------------------
Short term                42,419         134,729      18,798        195,946

Long Term                     --         267,196          --        267,196
--------------------------------------------------------------------------------
Total                     42,419         401,925      18,798        463,142
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                           First Quarter 2005 Results
--------------------------------------------------------------------------------
                                               www.telemigholding.com.br - 10/12

[Telemig Celular Logo]                                           [GSM Edge Logo]



                              CASH FLOW (BR GAAP)


                                                                                    (in R$ 000)
------------------------------------------------------------------------------------------------
                                                                          1Q05            YTD
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Operating Activities:
------------------------------------------------------------------------------------------------
Net income                                                               32,779          32,779
Adjustments to reconcile net income (loss) to net cash                       --              --
provided by operating cash activities
   Depreciation and amortization                                         59,873          59,873
   Monetary variation and foreign exchange loss (principal)               2,070           2,070
   Unrealized income on hedging operations                                2,000           2,000
   Deferred income taxes and social charges                             (10,774)        (10,774)
   Minority interest                                                      5,709           5,709
   Other                                                                  1,194           1,194
Changes in operating assets and liabilities                             (94,147)        (94,147)
Net cash provided by operating activities                                (1,296)         (1,296)
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Investing Activities:                                                        --              --
------------------------------------------------------------------------------------------------
   Proceeds from sale of property, plant and equipment                      114             114
   Investment AcquisitionS                                                   --              --
   Capital expenditures                                                 (16,136)        (16,136)
   Additions to Deferred Assets                                          (1,214)         (1,214)
Net cash used in investing activities                                   (17,236)        (17,236)
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Financing Activities:                                                        --              --
------------------------------------------------------------------------------------------------
   New loans                                                                 --              --
   Amortization of loans                                                (21,728)        (21,728)
   Payment of dividends and interest on capital                              --              --
Net cash from (used in) financing activities                            (21,728)        (21,728)
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Net Increase (decrease) in cash and cash equivalents                    (40,260)        (40,260)
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of the period                      960,547         960,547
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period                            920,287         920,287
------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                           First Quarter 2005 Results
--------------------------------------------------------------------------------
                                               www.telemigholding.com.br - 11/12

[Telemig Celular Logo]                                           [GSM Edge Logo]


                           GLOSSARY OF KEY INDICATORS

I)  Average Subscribers

    a)  Average subscribers - monthly

          Sum of subscribers at the beginning and the end of the month
          ------------------------------------------------------------
                                        2

    b)  Average subscribers - quarterly and year to date

            Sum of the average subscribers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

II) Churn Rate (Annualized)

    a)  Churn % quarterly

               Sum of deactivations/Sum of average monthly opening
                           subscribers for the 3 months              x 12
               ---------------------------------------------------
                                       3
    b)  Churn % - year to date

                      YTD deactivations/Sum of avg monthly
               opening subscribers since beginning of the year       x 12
               -----------------------------------------------
                         Number of months in the period

III) MOU - Minutes of Use (Monthly)

                    Number of total billable minutes for the
                     period/Average subscribers for the period
                    ----------------------------------------
                        Number of months in the periods

IV) ARPU - Average Revenue per User

       Net service revenues for the period (excluding roaming-in revenues)
       -------------------------------------------------------------------
                       Average subscribers for the period

V) Customer Acquisition Cost

 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
        -----------------------------------------------------------------------
                    Number of gross activations in the period

VI) Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
               - Minority Interests - Working Capital Variation)
    * Considers interest paid.

VII) Working Capital Variation

              Working Capital Variation = ((DELTA) Current Assets -
       (DELTA) Cash & Cash Equivalents ) - ((DELTA) Current Liabilities -
                    (DELTA) Short Term Loans and Financing -
                   (DELTA) Loan Interest - (DELTA) Dividends)

VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

         Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

    EBITDA = Operational Revenues - Operational Costs - Operational Expenses*
                                   - Bad Debt
                        *Does not include profit sharing.



--------------------------------------------------------------------------------
                           First Quarter 2005 Results
--------------------------------------------------------------------------------
                                               www.telemigholding.com.br - 12/12